UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM U-12(I)-b

Three-Year Statement

Three-Year Period Ending December 31, 2006

Statement Pursuant to Section 12(I) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in
Rule 71(b).

1.	Name and business address of persons filing statement:

Doreen C. Hope Washington Gas Light Company 101 Constitution Avenue, NW Washington, DC 20001

2.	Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

None

3.	Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

WGL Holdings, Inc. and Washington Gas Light Company, a subsidiary.

4.	Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of services to be rendered in such position or relationship.

Director of Federal Affairs

5.	(a) Compensation received during the current year and estimated to be received over the next two calendar by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

During the three years ended December 31, 2003, the undersigned’s salary allocated to activities in connection with services subject to Section 12(i) did not exceed $30,000. During the three years ending December 31, 2006, the undersigned’s salary allocated to such activities is estimated to be comparable to the prior three years. The undersigned receives salary payments from Washington Gas Light Company, a subsidiary of WGL Holdings, Inc., which may be allocated to other companies in the holding company system.

(b)	Basis for compensation if other than salary.

N/A

6.	Expenses incurred by the undersigned or any person named in item 2 above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a)	Total amount of routine expenses charged to client.

Expenses other than salary are estimated not to exceed $1,000 for each year covered by this statement.

(b)	Itemized list of all other expenses.

None

WGL Holdings, Inc.
and
Washington Gas Light Company
(Registrants)

Date	June 16, 2004	/s/ Doreen C. Hope

Doreen C. Hope Director, Federal Affairs